November 6, 2014

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated November 5, 2014, regarding
Sphere 3D Corporation
Amendment No. 3 to Joint Proxy/Registration Statement on Form F-4
Filed October 31, 2014
File No. 333-197569

Dear Ms. Jacobs:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the November 5, 2014 letter (the “Comment Letter”) regarding the above-referenced Amendment No. 3 to the Joint Proxy/Registration Statement on Form F-4 (the “F-4”) of Sphere 3D Corporation (“Sphere 3D”) and Overland Storage Inc. (“Overland”). For your convenience, the comments of the Staff are included below in bold and we have numbered our responses accordingly.

Concurrently with the filing of this response to the Comment Letter, Sphere 3D has filed an amendment No. 4 to the F-4 (the “Amended F-4”).

Our responses are as follows:

Proposal One – The Merger

Background of the Merger, page 51

Staff Comment No. 1.

In the first paragraph on page 59, you reference a draft PowerPoint presentation prepared by Mr. Tassiopoulos together with Cormark that was circulated to the Sphere 3D board on May 5, 2014, as well as a financial model prepared by Cormark that Mr. Tassiopoulos shared with the board at the same meeting. Please tell us whether the financial model prepared by Cormark referred to here contains substantially the same data as that included in the materials prepared by Cormark that are filed with Annex E to your Form F-4. If so, please provide disclosure to this effect. In addition, please ensure that the information called for by Item 4(b) of Form F-4 is provided with respect to the materials prepared by Cormark that were presented at the May 5th meeting, and file the

Barbara C. Jacobs
November 6, 2014

PowerPoint presentation and financial model pursuant to Item 21(c) of Form F-4 or tell us how you concluded such materials are not required to be filed.

Sphere 3D Corporation’s Response:

     In response to the Staff’s comment, Sphere 3D has included the following additional disclosure on page 59 of the Amended F-4:

     In conjunction with Mr. Tassiopoulos, Cormark prepared a PowerPoint presentation, which is attached to this proxy statement/prospectus as Annex F, using publicly available information, which was intended to provide the board of directors with an understanding of (i) the rationale for a transaction among Sphere 3D and Overland, including a possible range of values for the transaction and financial considerations, (ii) an overview of Overland, including publicly available research on its historic and projected financial results, and (iii) the projected reaction of the capital markets to the acquisition. In preparing the document, Cormark presented comparisons to other competitive or comparable companies and the impact of a transaction on Sphere 3D’s capitalization. The basis and methods for arriving at these findings was applying an accretion analysis to determine incremental earnings and EBITDA gains from a potential transaction. Qualitative factors and precedent transactions were reviewed to project expected investor reaction to any proposed transaction. In preparing this report, management of Sphere 3D with the help of Cormark also reviewed Overland’s trading valuation in relations to its peers (for additional information regarding Cormark, see “Opinion of Cormark, the Financial Advisor to the Board of Directors of Sphere 3D Corporation” beginning on page 64).

Exhibit 99.2

Staff Comment No. 2.

In the last paragraph of exhibit 99.2, Cormark consents to the reference to its opinion under the captions “Introduction,” “Overview of the Transaction,” “Financial Analysis” and “Fairness Conclusion,” which are captions set forth in the materials provided by Cormark to the Sphere 3D board and filed as Annex E. In accordance with Rule 436(a), please have Cormark file a revised consent expressly consenting to the summaries of its fairness opinion and other reports provided elsewhere in the filing, including in the section entitled “Opinion of Cormark, the Financial Advisor to the Board of Directors of Sphere 3D Corporation” beginning on page 64 and any other applicable sections. In addition, please ensure that Cormark’s updated consent clarifies that the firm is consenting to the references to its opinion and any other materials prepared by it in connection with the transaction that are summarized or quoted in the filing, as well as to the inclusion of the opinion and any other written materials prepared by it that are filed with the amended registration statement. In this regard, we note that the consent currently on file could be read to suggest that the consent is limited to the Form F-4 as initially filed on July 22, 2014, and not to any subsequent amendments.

Sphere 3D Corporation’s Response:

     In response to the Staff’s comment, Sphere 3D has included a revised consent from Cormark in the Amended F-4.

Barbara C. Jacobs
November 6, 2014

     * * * * *

     Sphere 3D Corporation hereby acknowledges that:

  Sphere 3D Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Sphere 3D Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 749-5999, or Richard B. Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Sphere 3D Corporation

/s/ Scott Worthington

Scott Worthington
Chief Financial Officer

cc: Richard B. Raymer, Dorsey & Whitney LLP